
                                                                      Exhibit 12

                     GE GLOBAL INSURANCE HOLDING CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges


                                                         Year ended December 31,
                                             --------------------------------------------------------
(In millions)                                   2002          2001        2000        1999     1998
                                             --------------------------------------------------------

Earnings:
   Earnings (loss) before income taxes
      and cumulative effect of change in
      accounting principle                   $(2,755)        $(466)       $605     $  988    $1,070

   Fixed charges:
      Minority interest in net earnings of
         consolidated subsidiaries (1)            89            89          88         88        85
     Interest expense (2)                        130           136         136        112        61
                                             -------         -----        ----     ------    ------
                                             $(2,536)        $(241)       $829     $1,188    $1,216
                                             =======         =====        ====     ======    ======

Fixed charges:
   Minority interest in net earnings of
      consolidated subsidiaries (3)             $137          $137        $ 92       $121      $117
   Interest expense (2)                          130           136         136        112        61
                                                ----          ----        ----       ----      ----
                                                $267          $273        $228       $233      $178
                                                ====          ====        ====       ====      ====

Ratio of earnings to fixed charges        See (4) below   See (4) below   3.64       5.10      6.83
                                          =============   =============   ====       ====      ====

(1) Minority interest in net earnings of consolidated subsidiaries includes earnings from purchased affiliates and dividends on subsidiary's preferred stock.

(2) Interest expense includes an amount for one-third of the annual rental expense, which the Company believes is a reasonable approximation of the interest factor for such rentals.

(3) The fixed charges amounts for minority interest in net earnings of consolidated subsidiaries represent the pretax earnings amounts which would be required to cover such fixed charges as calculated below:

                      Earnings From Purchased Affiliates or
                Subsidiary's Preferred Stock Dividend Requirement
                -------------------------------------------------
                             100% - Income Tax Rate

     The income tax rate is based on the relationship of the provision for income taxes to earnings before income taxes for the respective period.

(4) Earnings for the year ended December 31, 2002 and 2001 were inadequate to cover fixed charges by $2,803 million and $514 million, respectively.


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